Exhibit 4.47

[Translation of Chinese Original]

Equity Transfer Agreement of Beijing Novel-Super Media
Investment Co., Ltd.

Under the resolutions of shareholders’ meeting, this Equity Transfer Agreement is entered into by and between Beijing Super TV Co., Ltd. (the “Transferor”) and Beijing Novel-Super Digital TV Technology Co., Ltd. (the “Transferee”) on the transfer of equity in Beijing Novel-Super Media Investment Co., Ltd.:

1.
Beijing Super TV Co., Ltd. is willing to transfer its capital contribution of RMB 50 million in Beijing Novel-Super Media Investment Co., Ltd. to Beijing Novel-Super Digital TV Technology Co., Ltd. at the cost price of RMB 50 million;

2.
Beijing Novel-Super Digital TV Technology Co., Ltd. is willing to accept the capital contribution of RMB 50 million of Beijing Super TV Co., Ltd. in Beijing Novel-Super Media Investment Co., Ltd. at the cost price of RMB 50 million; and

3.
The transfer shall be made on October 5, 2008, upon then, the Transferer shall not be entitled to the rights of shareholder and be obliged as a shareholder in respect of the transferred contribution, and the Transferee shall within its contribution be entitled to such rights and be obliged as a shareholder.

This Agreement shall be effective upon the signatures of both parties.

Transferer: (Official Seal)	Transferee: (Official Seal)

Beijing Super TV Co., Ltd.	Beijing Novel-Super Digital TV

October 5, 2008